March 4, 2019

Anna T. Chew
Vice President and Chief Financial Officer
UMH PROPERTIES, INC.
Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, NJ, 07728

       Re: UMH PROPERTIES, INC.
           Form 10-K for the year ended December 31, 2017
           Filed March 8, 2018
           File No. 001-12690

Dear Ms. Chew:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities